Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

07027613

October 25, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	Secretarial Audit – Integrity of Capital for the quarter ended September 30 , 2007	SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002	BSE & NSE
2.	Unaudited Financial Results for the quarter / half year ended September 30 , 2007	Clause 41 of the listing agreement	BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

PROCESSED
OCT 3 1 2007
THOMSON
FINANCIAL

Encls: a/a

10/30

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

October 25, 2007

Mr. S. Subramanian
DCS - CRD
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter / half year ended September 30, 2007 pursuant to Clause 41 of the Listing Agreement.

In continuation to our letter dated October 17, 2007, we wish to inform you that at the Board Meeting held today, i.e. October 25, 2007, the Board of Directors have approved for release, the enclosed Unaudited Financial Results of the Company for the quarter / half year ended September 30, 2007.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V R Mohan

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
25 OCT 2007
CONTENTS NOT VERIFIED
SIGN.

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF YEAR ENDED SEPTEMBER 30, 2007

A

(Rs. in crores except per share data)

Sr. No.	Particulars	Quarter Ended		% Change	Half Year Ended		% Change	Year Ended
		30-Sep-07	30-Sep-06		30-Sep-07	30-Sep-06		31-Mar-07 (Audited)
1	Income from Operations	384.93	222.66	73%	897.40	355.07	153%	883.65
2	Other Miscellaneous Income	6.34	0.18		7.64	0.18		0.21
3	Total Expenditure							
	a) Staff Cost	37.81	15.97		61.37	24.04		45.30
	b) Professional Fees	6.31	2.19		8.57	4.15		7.85
	c) Provision for Diminution on Investment	0.00	0.00		70.07	0.00		
	d) Other expenditure	52.19	12.81		84.91	23.21		47.83
4	Interest & Finance Charges	53.48	5.24		90.96	11.76		42.63
5	Depreciation	3.75	1.48		6.44	2.93		7.07
6	Profit before Tax (1+2-3-4-5)	237.73	185.15		582.72	289.17		733.18
7	Provision for tax							
	Current Tax (including Fringe Benefit Tax)	28.45	18.00		67.00	27.50		78.00
	Deferred Tax	8.00	0.00		12.00	0.00		9.00
8	Net Profit after Tax (6 - 7)	201.28	167.15	20%	503.72	261.67	93%	646.18
9	Paid-up Share Capital							
	Equity Share of Rs.10 each	246.16	224.46		246.16	224.46		246.16
10	Reserves excluding revaluation reserves							5,015.65
11	EPS for the period, for the year to date and for previous year (Rs.)							
	Basic	8.18	7.48		20.33	11.72		28.39
	Fully Diluted	8.18	6.81		20.33	10.68		28.39
12	Aggregate of Non-Promoter Shareholding							
	- Number of Shares	11 56 81 972	11 51 46 497		11 56 81 972	11 51 46 497		11 63 25 104
	- Percentage of shareholding	47.10%	51.42%		47.10%	51.42%		47.36%

NOTES:

1 The figures for the corresponding quarter/ year have been restated wherever necessary to make them comparable.

2. The company is an Non Banking Finance Company primarily involved in Finance and Investments as also Consumer Finance Business. There is a separate reportable segment of Consumer Finance Business as per the Accounting Standard on Segment reporting (AS 17)

3 The number of investor complaints pending as on July 1, 2007 were NIL, the complaints received during the period July 1, 2007 to September 30, 2007 were 232, the complaints resolved during the period were 232 and pending unresolved as of September 30, 2007 were NIL.

4 The financial results are in accordance with the standard accounting practices followed by the Company in preparation of its statutory accounts, and have been subjected to "Limited Review" by the Auditors of the Company.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on October 25, 2007 approved the above results and its release.

for RELIANCE CAPITAL LIMITED

Anil D. Ambani
Chairman

Place: Mumbai
Dated: October 25, 2007

TIME : 25/10/2007 12:38
NAME : RELIANCE
FAX : 30327202
TEL : 30327841
SER.# : H7J498457

DATE,TIME	25/10 12:37
FAX NO./NAME	922723121
DURATION	00:00:47
PAGE(S)	02
RESULT	OK
MODE	STANDARD ECM

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

October 25, 2007

Mr. S. Subramanian
DCS - CRD
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter / half year ended September 30, 2007 pursuant to Clause 41 of the Listing Agreement.

We may inform that the Board has also decided to publish the unaudited consolidated financial results of the Company for the quarter / half year ended September 30, 2007 and the same is enclosed for your information.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

UNAUDITED CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER / HALF YEAR ENDED SEPTEMBER 30, 2007

(Rs. in crores except per share data)

Sr. No	Particulars	Quarter Ended 30-Sep-07	Quarter Ended 30-Sep-06	%Change	Half Year 30-Sep-07	Half Year 30-Sep-06	%Change	Accounting Year Ended 31-Mar-07 (Audited)
1	Income from Operations	912.05	536.51	70%	2,023.42	892.70	127%	2,139.56
2	Other Miscellaneous Income	40.66	0.35		105.49	0.35		18.30
3	Total Expenditure							
	a) Staff Cost	87.67	38.37		158.18	61.29		147.22
	b) Other expenditure	255.06	126.79		618.44	210.21		559.17
	c) Premium paid on Reinsurance Ceded	153.55	102.50		371.64	199.42		410.10
	d) Claims Incurred	154.31	45.71		257.81	58.40		173.18
4	Interest & Finance Charges	53.52	5.24		91.01	11.76		42.69
5	Depreciation	7.47	2.24		12.64	3.99		13.96
6	Profit before Tax (1+2-3-4-5)	241.13	216.02		619.19	347.99		811.52
7	Provision for tax							
	Current Tax (including Fringe Benefit Tax)	37.91	28.95		86.74	47.74		105.37
	Deferred Tax	7.44	(0.16)		11.79	(0.25)		6.65
8	Net Profit after Tax (6 - 7)	195.78	187.23		520.66	300.50		699.51
9	Excess / (Short) Provision for tax of earlier years	-	-		-	-		0.22
		195.78	187.23		520.66	300.50		699.72
10	Less: Minority Interest	-	(0.29)		0	0		-
11	Net Profit after Minority Interest	195.78	187.51		520.66	300.50		699.72
12	Share of Profit / (Loss) of Associates	4.29	4.48		4.68	4.54		3.49
13	Loss on sale of Investment in Associate	-	-		-	-		-
14	Net Profit after Minority Interest and Share of Profit of Associates	200.07	191.99	4%	525.34	305.04	72%	703.21
15	Paid-up Share Capital							
	Equity Share of Rs.10 each	246.16	224.46		246.16	224.46		246.16
16	EPS for the period and for the year (Rs.)							
	Basic	8.13	8.59		21.20	13.66		30.73
	Diluted	8.13	7.83		21.20	12.45		30.73

CONSOLIDATED SEGMENT REPORTING
FOR THE QUARTER / HALF ENDED SEPTEMBER 30, 2007

(Rs. in crore)

Sr No	Particulars	Quarter Ended 30-Sep-07	Quarter Ended 30-Sep-06	Half Year Ended 30-Sep-07	Half Year Ended 30-Sep-06	Accounting Year Ended 31-Mar-07 (Audited)
1	Segment Revenue					
a	Finance & Investments	341.06	222.83	850.97	355.25	900.00
b	Asset Management	80.06	47.34	146.66	88.24	203.75
c	General Insurance	476.52	266.95	1,068.61	449.82	1,055.85
d	Consumer Finance	55.56	-	62.67	-	-
		953.20	537.12	2,128.91	893.31	2,159.61
	Less: Inter segment	(0.49)	(0.26)	-	(0.26)	1.75
	Net Sales	952.71	536.86	2,128.91	893.05	2,157.86
2	Segment Results					
a	Finance & Investments	230.68	185.13	577.12	289.17	737.36
b	Asset Management	26.55	26.46	56.84	53.09	71.92
c	General Insurance	(22.06)	4.43	(20.30)	5.74	2.24
d	Consumer Finance	5.97	-	5.52	-	-
	Profit before Tax	241.14	216.02	619.18	347.99	811.52
3	Capital Employed					
a	Finance & Investments	5,334.23	4,431.93	5,334.23	4,431.93	4,930.49
b	Asset Management	151.35	98.39	151.35	98.39	112.42
c	General Insurance	299.01	156.77	299.01	156.77	259.40
d	Consumer Finance	27.95	-	27.95	-	-
	Total	5,812.54	4,687.09	5,812.54	4,687.09	5,302.31

Notes :

1 In preparation of consolidated financial results:

a More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Capital Asset Management Ltd., Reliance Capital Trustee Co. Ltd., Reliance General Insurance Company Ltd., Reliance Gilts Ltd., Reliance Venture Asset Management Pvt. Ltd.,Reliance Capital Research Pvt. Ltd., Reliance Technology Ventures Pvt. Ltd, Reliance Money Express Private Limited (Formerly called Travelmate Services (India) Ltd) ,Medybiz Pvt. Ltd., Net Logistics Pct. Ltd., Reliance Asset Management (Mauritius) Ltd., Reliance Asset Management (Singapore) Pte. Ltd., Reliance Capital Asset Management (UK) Plc. and Reliance Capital Market Pvt.Ltd.

b 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Share & Stock Brokers Pvt. Ltd., Reliance Land Pvt. Ltd., Ammolite Holdings Ltd., Reliance Asset Reconstruction Co. Ltd.

c. The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 As per Accounting Standard (AS 17), issued by Institute of Chartered Accountants of India, the Company has reported segment information on the consolidated basis including business conducted through its subsidiaries.

3 The reportable segments are further described below:
a) Finance & Investment
b) Asset Management
c) General Insurance
d) Consumer Finance

4 Since all the operations of the Company are conducted within India, there is no separate reportable geographical segment.

5 The figures for the corresponding year have been restated wherever necessary to make them comparable.

for RELIANCE CAPITAL LIMITED

Anil D. Ambani
Chairman

Place: Mumbai
Dated: October 25, 2007

TRANSMISSION VERIFICATION REPORT

TIME : 25/10/2007 13:12
NAME : RELIANCE
FAX : 30327202
TEL : 30327841
SER.# : H7J498457

DATE,TIME	25/10 13:11
FAX NO./NAME	922723121
DURATION	00:01:02
PAGE(S)	03
RESULT	OK
MODE	STANDARD ECM

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

October 25, 2007

Mr. S. Subramanian
DCS - CRD
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter / half year ended September 30, 2007 pursuant to Clause 41 of the Listing Agreement.

We enclose herewith the media release of the Company for the quarter / half year ended September 30, 2007 for your information.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: As above

c.c. The Secretary - National Securities Depository Ltd.
The Secretary - Central Depository Services (India) Ltd.

MEDIA RELEASE

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL INCOME OF RS. 2,129 CRORES (US$ 521 MILLION) FOR THE HALF YEAR – AN INCREASE OF 138%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF RS.525 CRORES (US$ 129 MILLION) FOR THE HALF YEAR – AN INCREASE OF 72%

RELIANCE CAPITAL REPORTS TOTAL INCOME OF RS.391 CRORES (US$ 97 MILLION) FOR THE QUARTER – AN INCREASE OF 76%

RELIANCE CAPITAL REPORTS NET PROFIT OF RS.201 CRORES (US$ 49 MILLION) FOR THE QUARTER – AN INCREASE OF 20%

TOTAL ASSETS OF RS.10,083 CRORES (US$ 2.5 BILLION)

NET WORTH OF Rs. 5,662 CRORE (US$ 1.4 BILLION) – RANKS AMONG THE TOP 3 INDIAN PRIVATE SECTOR FINANCIAL SERVICES GROUPS

Mumbai, October 25, 2007: Reliance Capital Limited (RCL) today announced its unaudited financial results for the half year ended September 30, 2007. The performance highlights are:

Consolidated – Half year

- **Total income of Rs 2,129 crores** (US$ 521 million), against Rs 893 crores in the corresponding period, **an increase of 138%**
- **Net profit of Rs 525 crores** (US$ 129 million), against Rs 305 crores in the corresponding period, **an increase of 72%**
- **Earnings per share of Rs 21.2** (US$ 0.5), against Rs 12.45 in the corresponding period, an **increase of 70%**

Standalone – Half year

- **Total Income of Rs 905 crore** (US$ 221 million), against Rs 355 crore in the corresponding previous period, **an increase of 155%**
- **Net Profit of Rs 504 crore** (US$ 123 million), against Rs 262 crore in the corresponding previous period, **an increase of 93%**
- **Earning per share (EPS) of Rs 20.33** (US$ 0.5), against Rs 10.68 in the corresponding period previous year, **an increase of 90%**

Consolidated – Quarter

- **Total income of Rs 953 crores** (US$ 235 million), against Rs 537 crores in the corresponding period, **an increase of 77%**
- **Net profit of Rs 200 crores** (US$ 49 million), against Rs 192 crores in the corresponding period, **an increase of 4%**
- **Earnings per share of Rs 8.13** (US$ 0.2) as against Rs 7.83 in the corresponding period, an **increase of 4%**

Standalone – Quarter

- **Total Income of Rs 391 crore** (US$ 97 million), against Rs.223 crore in the corresponding previous period, **an increase of 76%**
- **Net Profit of Rs 201 crore** (US$ 50 million), against Rs.167 crore in the corresponding previous period, **an increase of 20%**
- **Earning per share (EPS) of Rs 8.18** (US$ 0.2), against Rs.6.81 in the corresponding period previous year, **an increase of 20%**
- **Total Assets of the company stood at Rs 10,083 crore** (US$ 2.5 billion)

Net worth:

As on September 30, 2007, the **net worth of the company stood at Rs 5,662 crore (US$ 1.4 billion)**.

The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.

Credit Rating:

The Company has a debt equity ratio of 0.69 as on September 30, 2007, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

Operational Review:

As on September 30, 2007, the **total assets of the company stood at Rs 10,083 crore (US$2.5 billion)**.

The investment portfolio as on September 30, 2007, amounted to Rs 2,992 crore (US$ 753 million), at cost.

The company has **not raised any fixed deposits** from the public.

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM)

The **assets under management**, increased to **Rs 70,441 crore (US$ 18 billion)** as on September 30, 2007 from Rs 28,648 crore as on September 30, 2006, **an increase of 146%.** RMF is the largest mutual fund in the country. The number of investors increased to nearly **40 lakhs** as on September 30, 2007, highest amongst the private sector mutual funds.

The **net profit of RCAM was Rs.38 crore (US$ 9 million)** for the period under review, an **increase of 9%,** after providing for a one-time expense borne by RCAM, towards the launch of a new fund offering.

Reliance Life Insurance

The **New Business Premium Income** was **Rs 650 crore (US$ 159 million)** for the half year as against Rs.246 crore in the corresponding previous period, **an increase of 165%.**

Reliance Life offers 20 products, of which 16 are targeted to individuals and 4 to group business. Reliance Life is committed to attaining leadership rankings in the industry within the next few years.

Reliance General Insurance

Gross Direct Premium for the half year ended September 30, 2007 was **Rs 946 crore (US$ 232 million)** as against Rs. 378 crore in the corresponding previous period, **an increase of 151%.**

Reliance General Insurance (RGI) offers home insurance, property insurance, auto insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products.

Reliance Money

Reliance Money formally commenced operations in April 2007. Reliance Money has **200,000 customers** and **distribution network of 4,000 outlets** in over **700 cities.**

Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, equity options and commodities futures, mutual funds, IPOs, life and general insurance products, offshore investments and credit cards.

Reliance Consumer Finance

Reliance Consumer Finance commenced operations in May 2007 and has disbursed loans of **Rs.2,278 crores (US $ 573 million)** till September 30, 2007.

Reliance Consumer Finance marks the entry of Reliance Capital into the expanding consumer finance segment with a wide range of products which include Personal loans, Vehicle loans (car, two-wheeler and commercial), Home loans, Loan against property and SME loans.

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group and is now ranked among the 20 most valuable private companies in India.

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs.2,50,000 crore (US$ 63 billion) , net worth in excess of Rs. 40,000 crore (US$ 10 billion), cash flows of Rs. 9,000 crore (US$ 2.2 billion), net profit of Rs. 5,000 crore (US$ 1.3 billion) and zero net debt.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking, depository services, distribution of financial products, consumer finance and other activities in financial services.

TRANSMISSION VERIFICATION REPORT

TIME : 25/10/2007 13:18
NAME : RELIANCE
FAX : 30327202
TEL : 30327841
SER.# : H7J498457

DATE,TIME	25/10 13:17
FAX NO./NAME	922723121
DURATION	00:01:07
PAGE(S)	04
RESULT	OK
MODE	STANDARD ECM

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel : +91 22 3032 7000
Fax : +91 22 3032 7202
www.reliancecapital.co.in

October 25, 2007

Shri Chirag Sodawaterwalla
DCS – Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub : Secretarial Audit - Integrity of Capital
Ref : SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended September 30, 2007 issued by M/s. Dayal & Lohia, Chartered Accountants.

The said Certificate was placed before the Board of Directors of our Company, at their Meeting held on October 25, 2007 and was duly noted by the Board.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
25 OCT 2007
CONTENTS NOT VERIFIED
SIGN. ....

Encl: a/a

cc to: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

The Board of Directors
Reliance Capital Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

dayal and lohia
chartered accountants

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Capital Limited (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**September 30, 2007**
2	ISIN	INE013A01015
3	Face Value	Rs.10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	Reliance Centre' 19, Walchand Hirachand Marg, Mumbai - 400 033
7	Telephone & Fax Nos.	Tel. No.: 022 -30327841 & Fax. No.: 022 - 30327202
8	Email address	mohan.vellore@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited (BSE) 2. National Stock Exchange of India Limited. (NSE)

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	24 69 77 006	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above	24 56 32 800	99.456
12	Held in dematerialised form in CDSL	29 58 225	01.198
13	Held in dematerialised form in NSDL	23 45 84 414	94.982
14	Physical	80 90 161	03.276
15	Total No. of Shares (12+13+14)	24 56 32 800	99.456

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

kamanwala chambers, 1st floor, office nos. 6 & 7 , sir p.m. road, fort, mumbai – 400 001.
phones : (91-22)66372969-70 • fax : 91-22-6637 2949 • e-mail : contact@dayalandlohia.com

16 Reasons for difference if any, between:

a) (10&11):	Forfeiture of Shares
b) (10&15):	Forfeiture of Shares
c) (11&15):	**NA**

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : (NA)

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No)	YES
if not, updated upto which date	NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No.of Requests	No. of shares	Reasons for delay
Confirmed After 21 Days	8	87	Delay in receipt of Physical DRFs & Share Certificates from DP.
	36	1 403	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**44**	**1 490**	
Pending for more than 21 days	2	28	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**2**	**28**	

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. V R Mohan Tel No.: 022 - 30327841 Fax No.:022 - 30327202
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayai and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949
		Name & Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

ANIL LOHIA
PARTNER
M. No. : 31626

Place : Mumbai
Date : 11th Oct. 2007

END